Exhibit 99.6

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Supplemental Circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ascentage Pharma Group International, you should at once hand this Supplemental Circular, together with the enclosed Second Proxy Form, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Supplemental Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Supplemental Circular.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

SUPPLEMENTAL CIRCULAR

PROPOSED GRANTS UNDER THE 2022 RSU SCHEME AND

POST-IPO SHARE OPTION SCHEME TO DR. YANG AND DR. ZHAI; AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This Supplemental Circular should be read in conjunction with the circular (the “Circular”) of the Company dated April 28, 2026; and the original notice of AGM dated April 28, 2026. Capitalized terms used in this cover shall have the same meanings as those defined in this Supplemental Circular.

The AGM will be held as originally scheduled at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m. A supplemental notice convening the AGM is set out on pages 18 to 19 of this Supplemental Circular. The Second Proxy Form for use at the AGM which contains, among others, the additional resolutions to be proposed at AGM is enclosed with this Supplemental Circular and also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.ascentagepharma.com).

The Second Proxy Form enclosed herewith shall supersede the First Proxy Form enclosed in the Circular. Shareholders who intend to appoint a proxy to attend the AGM shall complete the enclosed Second Proxy Form in accordance with the instructions printed thereon and return it to the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company as soon as possible but in any event not less than 48 hours before the time appointed for the annual general meeting (i.e. not later than 10:00 a.m. on May 18, 2026) or the adjourned meeting (as the case may be). Completion and return of the Second Proxy Form will not preclude Shareholders from attending and voting in person at the AGM if they so wish.

Unless otherwise specified, references to time and dates in this Supplemental Circular are to Hong Kong time and dates.

April 30, 2026

- i -

DEFINITIONS

In this Supplemental Circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2022 RSU Scheme”	the restricted share unit scheme approved by the Board on June 23, 2022 (as amended on May 19, 2025)

“2022 RSU Scheme Limit”	the limit on grants of RSUs over new Shares of the Company under the 2022 RSU Scheme, which must not exceed 11,072,695 Shares, representing 3.1778% of the issued Shares (excluding treasury Shares) on the Latest Practicable Date

“AGM”	the annual general meeting of the Company to be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m., to consider and, if appropriate, to approve the resolutions contained in the Original AGM Notice, the Circular, the Supplemental Notice of the AGM and this Supplemental Circular, or any adjournment thereof

“Articles of Association”	the amended and restated articles of association of the Company (as amended from time to time)

“Board”	the board of Directors

“China” or “the PRC”	the People’s Republic of China which, for the purpose of this Supplemental Circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Circular”	the circular of the Company dated April 28, 2026 in relation to, among others, detailed information on the proposed re-election of retiring Directors, the proposed granting of the Issuance Mandate, the proposed granting of the Repurchase Mandate and the proposed amendments to the Memorandum and Articles of Association and the proposed adoption of the Third Amended and Restated Memorandum and Articles of Association

DEFINITIONS

“Company”	Ascentage Pharma Group International (亞盛醫藥集團), an exempted company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange (stock code: 6855)

“Director(s)”	the director(s) of the Company

“Dr. Guo”	Dr. Guo Edward Ming, our chief operating officer and a Substantial Shareholder

“Dr. Wang”	Dr. Wang Shaomeng, our non-executive Director and a Substantial Shareholder

“Dr. Yang”	Dr. Yang Dajun, our executive Director, chairman, chief executive officer, a Substantial Shareholder, and spouse of Dr. Zhai

“Dr. Zhai”	Dr. Zhai Yifan, our chief medical officer, a Substantial Shareholder, and spouse of Dr. Yang

“Dr. Zhai SPV”	HealthQuest Pharma Limited, a company incorporated in British Virgin Islands with limited liability and wholly owned by Dr. Zhai (for herself and as settlor of the Zhai Family Trust), a Substantial Shareholder

“First Proxy Form”	the proxy form which was provided to the Shareholders along with the Circular

“Founders Family Trusts”	Yang Family Trust, Wang Family Trust and Guo Family Trust

“Group”	the Company and its subsidiaries from time to time

“Guo Family Trust”	Ming Edward Guo Dynasty Trust, a discretionary family trust established by Dr. Guo as settlor for the benefits of Dr. Guo’s family members, of which South Dakota Trust is a trustee

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Shareholders”	Shareholders other than the connected person(s) who is/are interested in the relevant transactions

DEFINITIONS

“Issuance Mandate”	a general unconditional mandate proposed to be granted to the Directors to allot, issue or deal with additional Shares of not exceeding 20% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in item 5 of the Original AGM Notice as set out on pages 54 to 59 of the Circular

“Latest Practicable Date”	April 27, 2026, being the latest practicable date prior to the finalization of this Supplemental Circular for ascertaining certain information in this Supplemental Circular

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum and Articles of Association”	the memorandum and articles of association of the Company, as amended and restated from time to time

“Option”	a right granted by the Company under the Post-IPO Share Option Scheme, which right permits (but does not obligate) a grantee to subscribe for Shares in accordance with the terms of the Post-IPO Share Option Scheme

“Original AGM Notice”	the notice of the AGM dated April 28, 2026

“Post-IPO Share Option Scheme”	the post-IPO share option scheme approved by the Board on September 28, 2019 (as amended on May 19, 2025)

“Post-IPO Share Option Scheme Limit”	the limit on grants of options over new Shares of the Company under the Post-IPO Share Option Scheme, which must not exceed 14,907,462 Shares, representing 4.2783% of the issued Shares (excluding treasury Shares) on the Latest Practicable Date

“Proposed Amendments”	the proposed amendments to the existing Memorandum and Articles of Association as set out in Appendix III to the Circular

DEFINITIONS

“Repurchase Mandate”	a general unconditional mandate proposed to be granted to the Directors to repurchase Shares on the Stock Exchange of not exceeding 10% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in items 6 and 7 of the Original AGM Notice as set out on pages 54 to 59 of the Circular

“RSU(s)”	restricted share unit(s)

“Second Proxy Form”	the proxy form which will be provided to the Shareholders together with this Supplemental Circular

“Share(s)”	ordinary share(s) of US$0.0001 each in the issued capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“South Dakota Trust”	South Dakota Trust Company LLC, the trustee of each of Founders Family Trusts and Zhai Family Trust

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Substantial Shareholder(s)”	has the meaning ascribed to it/them under the Listing Rules and unless the context otherwise requires refers to Dr. Yang, Dr. Wang, Dr. Zhai, Dr. Guo, and Dr. Zhai SPV

“Supplemental AGM Notice”	the supplemental notice of the AGM dated April 30, 2026, details of which is set out on pages 18 to 19 of this Supplemental Circular

“Supplemental Circular”	this Supplemental Circular

“Third Amended and Restated Memorandum and Articles of Association”	the third amended and restated memorandum of association and the third amended and restated articles of association of the Company incorporating all the Proposed Amendments to be considered and approved for adoption by the Shareholders at the AGM

“Treasury Shares”	has the meaning ascribed to it under the Listing Rules which will come into effect on June 11, 2024 and as amended from time to time

DEFINITIONS

“Wang Family Trust”	Shaomeng Wang Dynasty Trust, a discretionary family trust established by Dr. Wang as settlor for the benefits of Dr. Wang’s family members, of which South Dakota Trust is a trustee

“Yang Family Trust”	Dajun Yang Dynasty Trust, a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust is a trustee

“Zhai Family Trust”	Yifan Zhai Dynasty Trust, a discretionary family trust established by Dr. Zhai as settlor for the benefits of Dr. Zhai’s family members, of which South Dakota Trust is a trustee

“%”	per cent

LETTER FROM THE BOARD

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

Executive Director:

Dr. Yang Dajun

Non-executive Directors:

Dr. Wang Shaomeng

Dr. Lu Simon Dazhong

Independent non-executive Directors:

Mr. Ye Changqing

Mr. Ren Wei

Dr. David Sidransky

Ms. Marina S. Bozilenko

Dr. Debra Yu

Marc E. Lippman, MD

Registered Office:

Walkers Corporate Limited

190 Elgin Avenue

George Town

Grand Cayman KY1-9008

Cayman Islands

Headquarters and Principal Place of Business in China:

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

Principal Place of Business in Hong Kong:

Unit 906, 9/F

Haleson Building 1 Jubliee Street

Central Hong Kong

April 30, 2026

To the Shareholders

Dear Sir/Madam,

SUPPLEMENTAL CIRCULAR

PROPOSED GRANTS UNDER THE 2022 RSU SCHEME AND

POST-IPO SHARE OPTION SCHEME TO DR. YANG AND DR. ZHAI; AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

References are made to the Original AGM Notice and the Circular, in relation to, among others, resolutions to be proposed at the AGM for consideration and approval.

LETTER FROM THE BOARD

This Supplemental Circular shall be read in conjunction with the Circular. Unless otherwise defined or as defined in the section headed “Definitions” in this Supplemental Circular, capitalized terms used in this Supplemental Circular shall have the same meanings as those defined in the Circular.

The purpose of this Supplemental Circular is to (i) give the Shareholders the Supplemental AGM Notice; and (ii) provide the Shareholders with information in respect of the additional resolutions to be proposed, and if thought fit, to be approved at the AGM in respect of the proposed grants under the 2022 RSU Scheme and the Post-IPO Share Option Scheme to Dr. Yang and Dr. Zhai, so as to enable Shareholders to make an informed decision on whether to vote for or against such proposed additional resolutions at the AGM.

2.	PROPOSED GRANTS UNDER THE 2022 RSU SCHEME AND POST-IPO SHARE OPTION SCHEME TO DR. YANG AND DR. ZHAI

As set out in the announcements of the Company dated November 27, 2025, December 30, 2025 and April 20, 2026, it was proposed that (i) 393,770 RSUs and 298,194 Options be granted to Dr. Yang; and (ii) 411,110 RSUs and 318,362 Options be granted to Dr. Zhai under the 2022 RSU Scheme and the Post-IPO Share Option Scheme, respectively (the “Proposed Grants to Dr. Yang and Dr. Zhai”), conditional on and subject to the approval by the Independent Shareholders at the AGM.

Details of the Proposed Grants to Dr. Yang and Dr. Zhai are set out below:

	RSUs	Options

Date of Proposed Grant of RSUs and Options:	November 26, 2025 and April 20, 2026	November 26, 2025 and April 20, 2026
Total number of RSUs and Options proposed to be granted:	(i) 393,770 RSUs be granted to Dr. Yang on April 20, 2026; and	(i)	298,194 be granted to Dr. Yang on April 20, 2026; and

	(ii) 411,110 RSUs be granted to Dr. Zhai, including 127,201 RSUs granted on November 26, 2025 and 283,909 RSUs granted on April 20, 2026	(ii)	318,362 Options be granted to Dr. Zhai, including 103,364 Options granted on November 26, 2025 and 214,998 Options granted on April 20, 2026

Purchase price of the RSUs granted:	Nil	N/A

Exercise price of the Options granted:	N/A	(i)	HK$63.35 per Share for the Proposed Grant of Options granted on November 26, 2025;

		(ii)	HK$51.58 per Share for the Proposed Grant of Options granted on April 20, 2026

LETTER FROM THE BOARD

	RSUs		Options

Closing price of Shares on the date of the Proposed Grants of RSUs and Options:	(i)	HK$63.35 for the Proposed Grant of RSUs granted on November 26, 2025;	(i)	HK$63.35 for the Proposed Grant of Options granted on November 26, 2025;

	(ii)	HK$51.50 per Share for the Proposed Grant of RSUs granted on April 20, 2026	(ii)	HK$51.50 per Share for the Proposed Grant of Options granted on April 20, 2026

Exercise period of the Options:	N/A		Ten years from the date of grant

Vesting period:	(i)	103,365 RSUs granted to Dr. Zhai on November 26, 2025 shall vest in four tranches equally on November 26, 2026, November 26, 2027, November 26, 2028 and November 26, 2029, respectively;

	(ii)	298,195 RSUs and 214,999 RSUs granted to Dr. Yang and Dr. Zhai on April 20, 2026, respectively, shall vest in four tranches equally on May 21, 2027, May 21, 2028, May 21, 2029 and May 21, 2030;

	(iii)	23,836 RSUs granted to Dr. Zhai on November 26, 2025 shall vest on May 21, 2026, subject to the approval of the Proposed Grants to Dr. Yang and Dr. Zhai at the AGM; and

	(iv)	95,575 RSUs and 68,910 RSUs granted to Dr. Yang and Dr. Zhai on April 20, 2026, respectively, shall vest on May 21, 2026, subject to the approval of the Proposed Grants to Dr. Yang and Dr. Zhai at the AGM.

LETTER FROM THE BOARD

(i)	103,364 Options granted to Dr. Zhai on

November 26, 2025 shall vest in four

tranches equally on November 26, 2026,

November 26, 2027,

November 26, 2028 and

November 26, 2029, respectively; and

(ii)	298,194 Options and

214,998 Options granted to Dr. Yang and Dr. Zhai on April 20, 2026,

respectively, shall vest in four tranches equally on May 21, 2027, May

21, 2028, May 21, 2029

and May 21, 2030.

LETTER FROM THE BOARD

RSUs	Options

The vesting period of part of the abovementioned RSUs proposed to be granted to Dr. Yang and Dr. Zhai is less than 12 months as it is to reward Dr. Yang and Dr. Zhai who have demonstrated outstanding performance and who are core talents which the Group is eager to retain. Pursuant to the 2022 RSU Scheme, the vesting period of RSUs granted to employee participants may, at the discretion of the Board, be shorter where the grants of RSUs are granted as the year-end bonus of such employee participants. As such, it is permissible for the vesting period of part of the RSUs proposed to be granted to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme to be less than 12 months. In any event, the Directors and the Remuneration Committee are of the view that a vesting period of less than 12 months for part of the RSUs proposed to be granted to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme is appropriate and aligns with the purposes of the 2022 RSU Scheme as (i) it rewards the great contribution made by Dr. Yang and Dr. Zhai to the development and growth of the Group; (ii) it incentivizes Dr. Yang and Dr. Zhai to further provide essential input in the Group’s strategic development in the long run; and (iii) it is in line with the remuneration policy of the Group.

LETTER FROM THE BOARD

	RSUs	Options

Performance targets:	The vesting of the RSUs granted will be subject to Dr. Yang and Dr. Zhai having obtained a satisfactory score as determined by the Board in their annual performance review.	The vesting of the Options granted will be subject to Dr. Yang and Dr. Zhai having obtained a satisfactory score as determined by the Board in their annual performance review.

	The Company conducts annual performance review with Dr. Yang and Dr. Zhai every year. As the chief executive officer of the Company, Dr. Yang is responsible for overseeing the Group’s day-to-day operations, formulating and executing its strategic direction, advancing R&D development of the drug pipeline, coordinating with capital market regulators and leading capital operations.	The Company conducts annual performance review with Dr. Yang and Dr. Zhai every year. As the chief executive officer of the Company, Dr. Yang is responsible for overseeing the Group’s day-to-day operations, formulating and executing its strategic direction, advancing R&D development of the drug pipeline, coordinating with capital market regulators and leading capital operations.

	In light of Dr. Yang’s duties, his annual performance review will evaluate the Group’s business growth, operational efficiency, risk management, the implementation progress of business strategies and the achievement of business objectives and development plans, corporate governance standards and long-term operational stability, enhancement of shareholder value and the enterprise’s capacity for sustainable development.	In light of Dr. Yang’s duties, his annual performance review will evaluate the Group’s business growth, operational efficiency, risk management, the implementation progress of business strategies and the achievement of business objectives and development plans, corporate governance standards and long-term operational stability, enhancement of shareholder value and the enterprise’s capacity for sustainable development.

LETTER FROM THE BOARD

RSUs	Options

As the chief medical officer of the Company, Dr. Zhai is responsible for overseeing the global clinical development strategies and R&D portfolio of the Company. She leads global regulatory filings, liaises with regulatory authorities, designs clinical trials, manages overall project execution and coordinate the R&D team to advance new drug development.	As the chief medical officer of the Company, Dr. Zhai is responsible for overseeing the global clinical development strategies and R&D portfolio of the Company. She leads global regulatory filings, liaises with regulatory authorities, designs clinical trials, manages overall project execution and coordinate the R&D team to advance new drug development.

In light of Dr. Zhai’s duties, her annual performance review will evaluate the quality of the R&D pipeline, the effectiveness of compliance management and risk control, the achievement of R&D milestones and clinical quality, her professional support capabilities and the commercial value generated from R&D efforts.	In light of Dr. Zhai’s duties, her annual performance review will evaluate the quality of the R&D pipeline, the effectiveness of compliance management and risk control, the achievement of R&D milestones and clinical quality, her professional support capabilities and the commercial value generated from R&D efforts.

There are four grades for the annual performance review, “A” exceeds expectations, “B+” meets expectations, “B” meets expectations with some areas for improvement, and “C” falls below expectations. If Dr. Yang or Dr. Zhai receives a “B” grade or above during the annual performance review, the vesting conditions will be satisfied, and the RSUs may be vested in accordance with the vesting schedule.	There are four grades for the annual performance review, “A” exceeds expectations, “B+” meets expectations, “B” meets expectations with some areas for improvement, and “C” falls below expectations. If Dr. Yang or Dr. Zhai receives a “B” grade or above during the annual performance review, the vesting conditions will be satisfied, and the Options may be vested in accordance with the vesting schedule.

LETTER FROM THE BOARD

	RSUs	Options

Clawback mechanism:	The Company can clawback any unvested RSUs by treating them as automatically lapsed immediately where, (i) each of Dr. Yang and Dr. Zhai’s employment or service terminates for any reason prior to the date of vesting of the RSUs granted; (ii) each of Dr. Yang and Dr. Zhai makes any attempt or takes any action to sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favour of any other person over or in relation to any RSUs or any interests or benefits pursuant to the RSUs; (iii) each of Dr. Yang and Dr. Zhai, during the course of his/her employment, to devote the whole of his/her time and attention to the business of the Group or to use his/her best endeavours to develop the business and interests of the Group; or (iv) each of Dr. Yang and Dr. Zhai is in breach of his/her contract of employment with or any other obligation to the Group.	The Company can clawback an Option by treating it as automatically lapsed immediately where, in the event that Dr. Yang and Dr. Zhai when an offer is made to him/her and he/she subsequently ceases to be an employee of the Group on any one or more of the grounds that he/she has been guilty of serious misconduct, or has committed an act of bankruptcy or has become insolvent or has made any arrangement or composition with his/her creditors generally, or has been convicted of any criminal offence involving his/her integrity or honesty or (if so determined by the Board) on any other ground on which an employer would be entitled to terminate his/her employment at common law or pursuant to any applicable laws or under Dr. Yang and Dr. Zhai’s service contract with the Group, the date of cessation of his/her employment with the Group.

Financial assistance:	None of the members of the Group has provided any financial assistance Dr. Yang and Dr. Zhai to facilitate the purchase of shares of the Company under the 2022 RSU Scheme.	None of the members of the Group has provided any financial assistance to Dr. Yang and Dr. Zhai to facilitate the purchase of shares of the Company under the Post-IPO Share Option Scheme.

LETTER FROM THE BOARD

Further information in connection with the proposed grant of RSUs to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme

The RSUs proposed to be granted to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme would be satisfied by the allotment and issuance of Shares to the trustee of the 2022 RSU Scheme (the “2022 Trustee”) to be held by the 2022 Trustee for such purpose under the 2022 RSU Scheme Limit granted to the Board by the Shareholders at the AGM held on May 20, 2025 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

A total of 4,901,705 Shares are available for future grant of RSUs under the 2022 RSU Scheme Limit subsequent to the proposed grant of RSUs to Dr. Yang and Dr. Zhai under 2022 RSU Scheme.

The new Shares to be allotted and issued by the Company to the 2022 Trustee under the proposed grant of RSUs under the 2022 RSU Scheme to Dr. Yang and Dr. Zhai will rank pari passu in all respects among themselves and with all the Shares in issue from time to time. The Listing Committee of the Stock Exchange has granted approval for the listing of, and permission to deal in, the new Shares underlying the RSUs which may be granted under the 2022 RSU Scheme using the 2022 RSU Scheme Limit (including the RSUs proposed to be granted to Dr. Yang and Dr. Zhai).

The proposed grant of RSUs to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme has been approved by the Board and the Remuneration Committee. Dr. Yang has abstained from voting on the relevant Board resolution in respect of the grant of RSUs to himself. Dr. Yang, who is the spouse of Dr. Zhai, also abstained from voting on the relevant Board resolution in respect of the proposed grant of RSUs to Dr. Zhai. Save as disclosed above, no other Director has a material interest in the proposed grant of RSUs to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme and therefore did not abstain from voting on the relevant Board resolution.

Pursuant to Rule 17.04(1) of the Listing Rules, the grant of RSUs to Dr. Yang and Dr. Zhai had been approved by the independent non-executive Directors.

Further information on the proposed grant of Options to Dr. Yang and Dr. Zhai under the Post-IPO Share Option Scheme

The Options proposed to be granted to Dr. Yang and Dr. Zhai under the Post-IPO Share Option Scheme would be satisfied by the allotment and issuance of Shares to the grantees under the Post-IPO Share Option Scheme Limit granted to the Board by the Shareholders at the annual general meeting of the Company held on May 20, 2025 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

LETTER FROM THE BOARD

The new Shares to be allotted and issued by the Company to the grantees under the Post-IPO Share Option Scheme will rank pari passu in all respects among themselves and with all the Shares in issue from time to time. The Listing Committee of the Stock Exchange has granted approval for the listing of, and permission to deal in, the new Shares underlying the Options which may be granted under the Post-IPO Share Option Scheme using the Post-IPO Share Option Scheme Limit (including the Options proposed to be granted to Dr. Yang and Dr. Zhai).

The proposed grant of Option to Dr. Yang and Dr. Zhai under the Post-IPO Share Option Scheme has been approved by the Board and the Remuneration Committee. Dr. Yang has abstained from voting on the relevant Board resolution in respect of the grant of Options to himself. Dr. Yang, who is the spouse of Dr. Zhai, also abstained from voting on the relevant Board resolution in respect of the grant of Options to Dr. Zhai. Save as disclosed above, no other Director has a material interest in the proposed grant of Options to Dr. Yang and Dr. Zhai and therefore did not abstain from voting on the relevant Board resolution.

A total of 13,681,301 Shares are available for future grant under the Post-IPO Share Option Scheme Limit subsequent to the proposed grant of Options to Dr. Yang and Dr. Zhai under the Post-IPO Share Option Scheme.

Pursuant to Rule 17.04(1) of the Listing Rules, the proposed grant of Options to Dr. Yang and Dr. Zhai had been approved by the independent non-executive Directors.

Reasons for and benefits of the Proposed Grants to Dr. Yang and Dr. Zhai

The Board considers that the purpose of the proposed grants of RSUs and Options under the 2022 RSU Scheme and the Post-IPO Share Option Scheme is to incentivize the participants for their contribution to the Group, to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company.

Dr. Yang is one of the co-founders of the Group, and currently serves as an executive Director, the chairman of the Board, and the chief executive officer of the Company. Since incorporation of the Company, Dr. Yang has been responsible for overseeing the Group’s day-to-day operations and formulating and executing its strategic direction. Dr. Yang has been integral to the success of the Company and has been materially responsible for the founding and growth of the Company’s business and guiding its development since its inception until now.

Dr. Zhai currently serves as the chief medical officer of the Company, and has been responsible for overseeing the global clinical development strategies and R&D portfolio of the Company. Dr. Zhai played a pivotal role in driving the research and development the Company’s drug pipeline. She has continuously contributed to the innovative development of the business model and R&D capabilities of the Group.

LETTER FROM THE BOARD

In particular, as a result of Dr. Yang and Dr. Zhai’s contribution and performance above, the Company has achieved, among others, the following significant achievements during the year 2025: (i) the Company’s Bcl-2 selective inhibitor Lisaftoclax (APG-2575) has been approved by China’s National Medical Products Administration in July 2025; (ii) Olverembatinib received clearance from the US Food and Drug Administration and the European Medicines Agency to conduct a global registrational Phase III study in combination with chemotherapy in December 2025; and (iii) the revenue generated from sales of Olverembatinib and Lisaftoclax in China reached RMB435.3 million and RMB70.6 million, respectively, for the year 2025.

Therefore, the Board believes that the proposed grants of RSUs and Options to Dr. Yang and Dr. Zhai (i) rewards the great contribution made by him/her to the development and growth of the Group; and (ii) incentivizes him/her to further provide essential input in the Group’s strategic development in the long run. The leadership of Dr. Yang and Dr. Zhai is also expected to continuously enhance the Group’s enterprise value, support the further development and commercialization of product candidates in its pipeline, and provide momentum for the increase in future sales of commercialized products, for the benefit of the Company and its Shareholders as a whole.

Although the two tranches of proposed grants of RSUs and Options have close proximity in time (i.e. November 2025 and April 2026), they are in fact customary annual grants made by the Company in recognition of Dr. Zhai’s performance and contributions during the years 2024 and 2025, respectively, as opposed to continuous grants to reward the same performance or contribution on a repeated or overlapping basis. Out of administrative and efficiency considerations, the Company has decided to make the annual grant in connection with Dr. Zhai’s performance and contribution during year 2025 earlier and in the first half of 2026, as opposed to the second half of 2026 (which was the practice for the annual grant in connection with Dr. Zhai’s performance and contribution during year 2024 which took place in the second half of 2025).

Hence, the Board (including all the independent non-executive Directors, but excluding Dr. Yang who is the spouse of Dr. Zhai and abstained from voting on the relevant Board resolution in respect of the grant of RSUs and Options to himself and Dr. Zhai) is of the view that the Proposed Grants to Dr. Yang and Dr. Zhai is fair and reasonable and in the best interests of the Company and the Shareholders as a whole. Additionally, in light of the above, the Remuneration Committee is of the view that the proposed grants of RSUs and Options to Dr. Zhai under the 2022 RSU Scheme and the Post-IPO Share Option Scheme are fair, reasonable and not excessive.

The Proposed Grants to Dr. Yang and Dr. Zhai is subject to Independent Shareholders’ approval at the AGM. In the event that Independent Shareholders’ approval in the AGM is not obtained, the Company shall revoke the Proposed Grants to Dr. Yang and Dr. Zhai and publish further announcement(s) where appropriate.

LETTER FROM THE BOARD

Implications under the Listing Rules

Dr. Yang is an executive Director and the chief executive officer of the Company, and Dr. Zhai is the chief medical officer and a substantial shareholder of the Company.

Pursuant to Rules 17.04(2) and 17.04(4) of the Listing Rules, as the Shares issued and to be issued in respect of all RSUs and Options conditionally granted (excluding any options and awards lapsed in accordance with the term of the share schemes adopted by the Company) to Dr. Yang and Dr. Zhai would, in the 12-month period up to and including the date of the Proposed Grants to Dr. Yang and Dr. Zhai representing in aggregate over 0.1% of the total issued share capital of the Company (excluding treasury shares and assuming there will be no change to the total issued share capital from the date of this Supplemental Circular up to the exercise of the RSUs and Options granted to the grantees under the 2022 RSU Scheme and Post-IPO Share Option Scheme other than the abovementioned allotment and issuance of Shares by the Company to the grantees). The Proposed Grants to Dr. Yang and Dr. Zhai is subject to the approval by the Independent Shareholders, and Dr. Yang, Dr. Zhai, and their associates shall abstain from voting in favour of the relevant resolution(s) on the grant of RSU and Options to themselves at the AGM pursuant to the Listing Rules.

Accordingly, Dr. Yang and Dr. Zhai, their associates and all core connected persons of the Company must abstain from voting in favour of the resolution approving Resolutions Nos. 9 and 10 in respect of the grant of RSUs and Options to Dr. Yang and Dr. Zhai.

3.	CLOSURE OF REGISTER OF MEMBERS

For determining the entitlement to attend and vote at the AGM, the register of members of the Company will be closed from May 15, 2026 to May 20, 2026, both dates inclusive, during which period no transfer of shares will be registered. In order to be eligible to attend and vote at the AGM, unregistered holders of shares of the Company shall ensure that all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong for registration not later than 4:30 p.m. on May 14, 2026.

4.	ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

The AGM will be held as originally scheduled at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m.. The Original AGM Notice and the First Proxy Form has been issued with the Circular and also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ascentagepharma.com). The Supplemental AGM Notice is set out on pages 18 to 19 of this Supplemental Circular. The Second Proxy Form for use at the AGM which contains, among others, the additional resolutions to be proposed at AGM is enclosed with this Supplemental Circular and also published on the websites of the Stock Exchange and the Company.

LETTER FROM THE BOARD

The Second Proxy Form enclosed herewith shall supersede with the First Proxy Form enclosed in the Circular. Shareholders who intend to appoint a proxy to attend the AGM shall complete the enclosed Second Proxy Form in accordance with the instructions printed thereon and return it to the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company as soon as possible but in any event not less than 48 hours before the time appointed for the AGM (i.e. not later than 10:00 a.m. on May 18, 2026) or the adjourned meeting (as the case may be). Completion and return of the Second Proxy Form will not preclude Shareholders from attending and voting in person at the AGM if they so wish.

5.	RESPONSIBILITY STATEMENT

This Supplemental Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Supplemental Circular misleading.

6.	RECOMMENDATION

The Directors consider that the proposed grans under the 2022 RSU Scheme and the Post-IPO Share Option Scheme to Dr. Yang and Dr. Zhai are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favor of all resolutions to be proposed at the AGM.

By Order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice dated April 28, 2026 (the “Original AGM Notice”) in relation to the AGM of Ascentage Pharma Group International (the “Company”) will be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m. and the resolutions to proposed at the AGM for the Shareholders’ approval. Unless otherwise defined, capitalized terms used in this supplemental notice (the “Supplemental AGM Notice”) shall have the same meanings as those defined in the supplemental circular of the Company dated April 30, 2026 (the “Supplemental Circular”).

Details of resolutions Nos. 1 to 8 (inclusive) to be considered at the AGM are stated in the Original AGM Notice. Save for the additional resolutions set out below, all information contained in the Original AGM Notice remains valid and unchanged.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT the AGM of the Company will be held as originally scheduled at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m. to, among others, consider and, if thought fit, pass the following additional resolutions.

ORDINARY RESOLUTIONS

9.	To consider and approve the proposed grant of RSUs to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme as an ordinary resolution; and

10.	To consider and approve the proposed grant of Options to Dr. Yang and Dr. Zhai under the Post-IPO Share Option Scheme as an ordinary resolution.

By Order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, The People’s Republic of China, April 30, 2026

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Save for the inclusion of the additional proposed resolutions set out in this Supplemental AGM Notice (Nos. 9 to 10), there are no other changes to the Original Notice. For details of Resolutions Nos. 1 to 8 to be considered at the AGM, closure of the register of members of the Company, eligibility for attending the AGM, appointment of proxy and other relevant matters, please refer to the Original AGM Notice.

2.	Shareholders are advised to read the Circular issued by the Company on April 28, 2026 and the Supplemental Circular to the Shareholders issued on April 30, 2026 which contain detailed information concerning the resolutions to be considered at the AGM.

3.	The Second Proxy Form

(1)	The new proxy form for the AGM (the “Second Proxy Form”), which supersedes the first proxy form for use at the AGM issued along with the Original AGM Notice on April 28, 2026 (the “First Proxy Form”), has been prepared and is enclosed with this Supplemental AGM Notice.

(2)	Whether or not you are able to attend the AGM, you are requested to complete the accompanying Second Proxy Form in accordance with the instructions printed thereon and return it to the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM (i.e. not later than 10:00 a.m. on May 18, 2026) or the adjourned meeting (as the case may be) (the “Closing Time”). Completion and return of the Second Proxy Form will not preclude the shareholders of the Company from attending and voting in person at the AGM or any adjournment thereof.

(3)	Shareholder who has not yet lodged the First Proxy Form with the Company’s Hong Kong Branch Share Registrar is requested to lodge the Second Proxy Form if he/she wishes to appoint a proxy to attend the AGM on his/her behalf. In this case, the First Proxy Form should not be lodged with the Company’s Hong Kong Branch Share Registrar.

(4)	Shareholder who has already lodged the First Proxy Form with the Company’s Hong Kong Branch Share Registrar should note that:

(i)	the Second Proxy Form lodged with the Company’s Hong Kong Branch Share Registrar before the Closing Time will revoke and supersede the First Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid form of proxy lodged by the shareholder if correctly completed; and

(ii)	if no Second Proxy Form is lodged with the Company’s Hong Kong Branch Share Registrar, the First Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The proxy appointed under the First Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the AGM including the new resolutions Nos. 9 to 10 which was not set out in the First Proxy Form.

As at the date of this notice, the Board of Directors of the Company comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote 1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote 2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.9

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice dated April 28, 2026 (the “Original AGM Notice”) in relation to the AGM of Ascentage Pharma Group International (the “Company”) will be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00

a.m. and the resolutions to proposed at the AGM for the Shareholders’ approval. Unless otherwise defined, capitalized terms used in this supplemental notice (the “Supplemental AGM Notice”) shall have the same meanings as those defined in the supplemental circular of the Company dated April 30, 2026 (the “Supplemental Circular”).

Details of resolutions Nos. 1 to 8 (inclusive) to be considered at the AGM are stated in the Original AGM Notice. Save for the additional resolutions set out below, all information contained in the Original AGM Notice remains valid and unchanged.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT the AGM of the Company will be held as originally scheduled at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m. to, among others, consider and, if thought fit, pass the following additional resolutions.

ORDINARY RESOLUTIONS

9.	To consider and approve the proposed grant of RSUs to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme as an ordinary resolution; and

10.	To consider and approve the proposed grant of Options to Dr. Yang and Dr. Zhai under the Post-IPO Share Option Scheme as an ordinary resolution.

By Order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, The People’s Republic of China, April 30, 2026

Notes:

1.	Save for the inclusion of the additional proposed resolutions set out in this Supplemental AGM Notice (Nos. 9 to 10), there are no other changes to the Original Notice. For details of Resolutions Nos. 1 to 8 to be considered at the AGM, closure of the register of members of the Company, eligibility for attending the AGM, appointment of proxy and other relevant matters, please refer to the Original AGM Notice.

2.	Shareholders are advised to read the Circular issued by the Company on April 28, 2026 and the Supplemental Circular to the Shareholders issued on April 30, 2026 which contain detailed information concerning the resolutions to be considered at the AGM.

3.	The Second Proxy Form

(1)	The new proxy form for the AGM (the “Second Proxy Form”), which supersedes the first proxy form for use at the AGM issued along with the Original AGM Notice on April 28, 2026 (the “First Proxy Form”), has been prepared and is enclosed with this Supplemental AGM Notice.

(2)	Whether or not you are able to attend the AGM, you are requested to complete the accompanying Second Proxy Form in accordance with the instructions printed thereon and return it to the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM (i.e. not later than 10:00 a.m. on May 18, 2026) or the adjourned meeting (as the case may be) (the “Closing Time”). Completion and return of the Second Proxy Form will not preclude the shareholders of the Company from attending and voting in person at the AGM or any adjournment thereof.

(3)	Shareholder who has not yet lodged the First Proxy Form with the Company’s Hong Kong Branch Share Registrar is requested to lodge the Second Proxy Form if he/she wishes to appoint a proxy to attend the AGM on his/her behalf. In this case, the First Proxy Form should not be lodged with the Company’s Hong Kong Branch Share Registrar.

(4)	Shareholder who has already lodged the First Proxy Form with the Company’s Hong Kong Branch Share Registrar should note that:

(i)	the Second Proxy Form lodged with the Company’s Hong Kong Branch Share Registrar before the Closing Time will revoke and supersede the First Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid form of proxy lodged by the shareholder if correctly completed; and

(ii)	if no Second Proxy Form is lodged with the Company’s Hong Kong Branch Share Registrar, the First Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The proxy appointed under the First Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the AGM including the new resolutions Nos. 9 to 10 which was not set out in the First Proxy Form.

As at the date of this notice, the Board of Directors of the Company comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote 1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote 2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

Number of shares to which this form of proxy relates(Note 1)

SECOND FORM OF PROXY FOR THE ANNUAL GENERAL
MEETING TO BE HELD ON MAY 20, 2026

Important: If the shareholder(s) of the Company have/has not yet lodged the first proxy form for the annual general meeting (issued by the Company along with, among other things, the notice of the annual general meeting (the “AGM”) on April 28, 2026) (the “First Proxy Form”) with the Company or the Company’s Hong Kong Branch Share Registrar, shareholders are requested to lodge only this proxy form (the “Second Proxy Form”), and if the First Proxy Form has already been lodged, then please note that:

(i)	The Second Proxy Form lodged with the Company’s Hong Kong Branch Share Registrar by the shareholder not less than 48 hours before the time appointed for the holding of the AGM will revoke and supersede the First Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(ii)	If no Second Proxy Form is lodged with the Company’s Hong Kong Branch Share Registrar by the shareholder, the lodged First Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The authorized proxy of the shareholder holding the First Proxy Form will be entitled to vote at his/her discretion (if no such instructions are given) on the additional resolutions Nos. 9 to 10 which was not set out in the First Proxy Form.

I/We(Note 2) ___________________________________________________________________________________

of                                                                                                                                                                                       being the registered holder(s) of                                                                                     shares in the issued share capital of Ascentage Pharma Group International (the “Company”) hereby appoint the Chairman of the annual general meeting or(Note 3) ______________________________________________________________________________________of                                                                                                                                as my/our proxy to attend, act and vote for me/us and on my/our behalf in respect of the resolutions set out in the notice of the annual general meeting dated April 28, 2026 (the “Original Notice”) and the supplemental notice of the annual general meeting dated April 30, 2026 (collectively, the “Notices”) (with or without amendment) as directed below, or if no indication is given, as my/our proxy thinks fit, at the annual general meeting of the Company to be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m. (and at any adjournment thereof) (the “AGM”). Unless otherwise defined, capitalized terms used in this form of proxy shall have the same meanings as those defined in the circular of the Company dated April 28, 2026 and the supplemental circular of the Company dated April 30, 2026.

Please tick (“/”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 4).

ORDINARY RESOLUTIONS*		FOR	AGAINST
1.	To consider and adopt the audited consolidated financial statements of the Company and the reports of the Directors and the auditor for the year ended December 31, 2025.
2(a).	To re-elect Dr. Wang Shaomeng as a Non-Executive Director.
2(b).	To re-elect Dr. Lu Simon Dazhong as a Non-executive Director.
2(c).	To re-elect Dr. David Sidransky as an Independent Non-executive Director.
3.	To authorize the Board to fix the Directors’ remuneration.
4.	To re-appoint Ernst & Young as auditor of the Company, to hold office until the conclusion of the next annual general meeting of the Company, and to authorize the Board to fix their remuneration.
5.	To grant a general mandate to the Directors to allot, issue and deal with new shares of the Company with an aggregate number of not exceeding 20% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.*
6.	To grant a general mandate to the Directors to repurchase the Company’s shares with a total number of not more than 10% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.*
7.	To extend the general mandate granted to the Directors under resolution 5 by an amount representing the aggregate number of the Company’s shares repurchased by the Company under resolution 6, provided that such amount shall not exceed 10% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.*
SPECIAL RESOLUTION*
8.	To approve the proposed amendments to the existing memorandum and articles of association of the Company and to adopt a new amended and restated memorandum and articles of association of the Company.
ORDINARY RESOLUTIONS*
9.	To consider and approve the proposed grants of RSUs to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme.
10.	To consider and approve the proposed grants of Options to Dr. Yang and Dr. Zhai under the Post-IPO Share Option Scheme.

*	The full text of the resolutions is set out in the Notices.

Date: ___________________________________2026	Signature(s)(Note 5) __________________________________

Notes:

1.	Please insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	If any proxy other than the Chairman of the annual general meeting is preferred, please strike out the words “the Chairman of the annual general meeting or” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint another person as proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. Every shareholder present in person or by proxy shall be entitled to one vote for each share held by him.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “AGAINST”. If no direction is given, your proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the Notices.
5.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer or attorney so authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
6.	In case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
7.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://spot-emeeting.tricor.hk/) by using the username and password provided on the notification letter sent by the Company not less than 48 hours before the time appointed for the AGM (i.e. not later than 10:00 a.m. on May 18, 2026).
8.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Tricor Investor Services Limited at the above address.